

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-mail
Douglas A. Cifu
Chief Executive Officer
Virtu Financial, Inc.
645 Madison Avenue
New York, NY 10022

Re: Virtu Financial, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed March 26, 2014
         File No. 333-194473

Dear Mr. Cifu:

        We have reviewed your registration statement and response letter dated April 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1. Please expand your disclosure to include the descriptions of your trading strategies.

Unaudited Pro Forma Financial Information, page 67

2.   Please refer to pro forma adjustment (a). It appears that footnote (a) should also be referenced next to the non-controlling interest line item in the column "Adjustments for this Offering and the Use of Proceeds" where currently only adjustment (d) is referenced. Please revise, or advise.

3.   Refer to the column titled "Adjustments for the Reorganization Transactions other than the Tax Receivable Agreements." Please explain to us, quantitatively and qualitatively, how you computed non-controlling interest of $336,143 million and additional paid-in capital of $6,606 million. Additionally, given that the non-controlling interest line item is

affected by two separate adjustments, please separately quantify the effect of each adjustment in the footnotes.

4.   Please refer to pro forma footnote (c). Tell us why you no longer deemed it appropriate to recognize the income tax payable amount of $6,619 million and the related effect on the accumulated deficit account in your Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition, similar to the presentation reflected in your letter dated March 31, 2014.

5.   Please refer to pro forma footnote (g) on page 74. Your disclosure indicates that the anticipated cash distributions will be made prior to the consummation of the offering and funded from cash on hand, which was approximately $68.2 million as of March 31, 2014. However, your anticipated cash distributions total $75.7 million, which exceeds your cash on hand as of March 31, 2014.   Thus, please revise your footnote disclosure to explain how you plan to fund the remaining cash distributions.

6.   We note your response to comment six in our letter dated April 10, 2014. You state that the deferred tax asset of $131,961 million represents the excess of the tax basis over the financial reporting basis in the Virtu Financial Units acquired from the selling Virtu Post-IPO Members and issued in connection with the Silver Lake Corp Merger. We also note that the $6,767 million reflects the amortized amount of the deferred tax asset over the first fiscal year following its creation. Please provide us with a quantitative reconciliation to show how the $131,961 million and $6,767 million were derived.

7.   Please refer to pro forma footnote (i) on page 75. It is disclosed that in determining the amount to recognize as the deferred tax asset, the tax basis in the units that results in the tax benefit of $178 million must be compared to the financial reporting basis in Virtu Financial Units, which includes this historical financial reporting (but not tax) goodwill, resulting in the deferred tax asset being $132 million instead of the total tax benefit of $178 million. Please cite and provide an analysis of all of the specific guidance evaluated and considered (for example, ASC 805-740-25-8) in US GAAP to support this accounting treatment.

You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie Ciboroski for

Suzanne Hayes
Assistant Director